FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from June 21, 2004, announcing that Registrant’s U.S. subsidiary, Spacenet Inc., has been selected by Frisch’s Restaurants, Inc. to provide a Connexstar broadband satellite network to 120 Frisch’s Big Boy and Golden Corral restaurants in Ohio, Indiana and Kentucky.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: June 22, 2004

June 21, 2004

Frisch’s Restaurants deploys Connexstar broadband satellite service by Gilat’s Spacenet subsidiary to restaurants throughout Midwestern United States

Petah Tikva, Israel, June 21, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced that its U.S. subsidiary, Spacenet Inc., has been selected by Frisch’s Restaurants, Inc. to provide a Connexstar broadband satellite network to 120 Frisch’s Big Boy and Golden Corral restaurants in Ohio, Indiana and Kentucky.

Connexstar CX-500 provides broadband IP connectivity and Internet access with high reliability, performance and lifecycle economics. This service will be used by Frisch’s to run a broad range of IP-based applications including high-speed credit and gift-card authorization, point-of-sale polling and corporate intranet applications. In the future, Frisch’s expects to expand its use of the Connexstar platform to include broadband video surveillance and interactive distance learning.

William Kuntz, Frisch’s director of information services, said, “The deployment of our VSAT network went very smoothly and it now provides us with a full-time, persistent network connection that is highly reliable. When comparing VSAT to high-speed terrestrial alternatives, we discovered many of the terrestrial services were either too expensive or were simply not available to all our stores. The ubiquity of VSAT technology and Connexstar’s superior support for IP applications made the Spacenet solution the best choice for our needs.”

Spacenet President and CEO Bill Gerety said, “Our agreement with Frisch’s is the most recent example of the strong adoption of our Connexstar service by progressive restaurant enterprises. These chains continue to select Connexstar over competing offerings because of its performance, reliability and economics. We are gratified to have been selected by Frisch’s and we embrace the opportunity to help them optimize their business operations.”

Background on Spacenet’s Connexstar service
Connexstar provides commercial-grade, always-on broadband connectivity to multi-site enterprises of any size. The service supports a wide range of business applications, including high-speed credit authorization, in-store licensed music, distance learning, content multicasting and secure private networking services – all through a single, compact, remote access device incorporating advanced networking and routing functionality.

About Frisch’s
Frisch’s Restaurants, Inc., based in Cincinnati, is a regional company that operates and licenses others to operate full-service, family-style restaurants under the name of Frisch’s Big Boy, and operates grill buffet-style restaurants under the name Golden Corral under certain licensing agreements. These restaurants are located in various regions of Ohio, Kentucky and Indiana. Frisch’s Restaurants, Inc. has reported a profit every year since going public in 1960, and paid cash dividends to shareholders every quarter over the same period. Visit Frisch’s at www.frischs.com.

About Spacenet
Spacenet Inc. provides two-way satellite-based broadband networking solutions throughout North America under the Connexstar brand, and has more than 15 years’ experience in providing connectivity, provisioning, operations and maintenance to enterprise and government customers, including some of the largest satellite-based networks in the world. Spacenet is based in McLean, Virginia, and is a wholly owned subsidiary of Gilat Satellite Networks, Ltd. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets the Skystar Advantage®, DialAw@y® IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Spacenet Media Contact:
Fritz Stolzenbach
(703) 848-1175; fritz.stolzenbach@spacenet.com

Gilat Media Contact: Barry Spielman,
Director, Corporate Marketing
+972-3-9252201; barrys@gilat.com

Investor Contact:
+1 (703) 848-1515
Tim.perrott@spacenet.com